Idaho Power Company
                       Consolidated Financial Information

                 Supplemental Ratio of Earnings to Fixed Charges
                                                                                        Twelve Months
                                               Twelve Months Ended December 31,             Ended
                                                    (Thousands of Dollars)                 March 31,
                                         1990      1991      1992      1993      1994        1995
Computation of Ratio of Earnings to
 Fixed Charges:
  Consolidated net income             $ 69,241  $ 57,872  $ 59,990 $ 84,464  $ 74,930    $ 77,398

Income taxes:
  Income taxes (includes amounts
   charged to other income and
   deductions)                          26,418    24,321    24,601   38,057    35,307      40,024
  Investment tax credit adjustment      (3,184)   (3,177)   (1,439)  (1,583)   (1,064)       (954)

     Total income taxes                 23,234    21,144    23,162   36,474    34,243      39,070

Income before income taxes              92,475    79,016    83,152  120,938   109,173     116,468

Fixed Charges:
  Interest on long-term debt            50,119    54,370    53,408   53,706    51,173      51,167
  Amortization of debt discount,
   expense and premium - net               309       374       392      507       567         567
  Interest on short-term bank loans      1,027       935       647      220     1,157       1,864
  Other interest                         2,259     3,297     1,011    2,023     1,537       1,384
  Interest portion of rentals              902       884       683    1,077       794         818

     Total fixed charges                54,616    59,860    56,141   57,533    55,228      55,800

  Suppl increment to fixed charges*      1,969     1,599     2,487    2,631     2,622       2,619

     Total supplemental fixed charges   56,585    61,459    58,628   60,164    57,850      58,419

Supplemental earnings - as defined    $149,060  $140,475  $141,780 $181,102  $167,023    $174,887

Supplemental ratio of earnings to
 fixed charges                           2.63X     2.29X     2.42X    3.01X     2.89X       2.99X

* Explanation of increment:
  Interest on the guaranty of American Falls Reservoir District Bonds and Milner Dam Inc.
  Notes which are already included in operating expense.